UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 10, 2011

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith & Nephew Q4 and Full Year Results – strong finish to the year”, dated February 10, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: February 10, 2011	By:	/s/ Susan Henderson
Susan Henderson
Company Secretary

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	www.smith-nephew.com
London WC2N 6LA

Smith & Nephew Q4 and Full Year Results – strong finish to the year

10 February 2011

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the fourth quarter, and full year, ended 31 December 2010.

	3 months* to			12 months to
	31 Dec 2009 $m	31 Dec 2010 $m	Underlying change %	31 Dec 2009 $m	31 Dec 2010 $m	Underlying change %
Revenue[1]	1,066	1,067	0	3,772	3,962	4
Trading profit[2]	254	278	9	857	969	11
Operating profit[2]	189	267		723	920
Trading margin (%)	23.8	26.0	220 bps	22.7	24.5	180 bps
EPSA (cents)[3]	20.3	21.6		65.6	73.6
EPS (cents)	14.5	20.5		53.4	69.3
Business Unit revenue[1]
Orthopaedics	593	584	-1	2,135	2,195	2
Endoscopy	230	232	0	791	855	7
Advanced Wound Management	243	251	4	846	912	7

*	Q4 2010 comprises 60 trading days (2009: 64 trading days).

Q4 Commentary

•	Reported revenue was $1,067 million, unchanged underlying, which was an increase of an estimated 5% adjusting for the impact of four less trading days

•	Reported trading profit was $278 million, underlying growth of 9%

•	Trading margin improved 220 basis points to 26.0%

•	EPSA increased 6% to 21.6¢

•	Orthopaedics delivered a market leading global knee performance and Trauma improvement continued

•	Endoscopy achieved a good performance underpinned by sports medicine repair segment

•	In Advanced Wound Management NPWT continued to drive growth

•	Trading profit to cash conversion ratio 80%

•	Final dividend up 10% to 9.82 cents per share

News

Full Year Highlights

•	Reported revenue was $3,962 million, up 4% underlying:

–	all business and geographic segments reported underlying revenue growth

–	Orthopaedic performance gained momentum with a strong second half

–	Endoscopy driven by continued double digit percentage revenue growth in sports medicine repair

–	Advanced Wound Management again outperformed the market

•	Reported trading profit was $969 million, underlying growth of 11%

•	Trading margin increased by 180 basis points to 24.5%, driven by:

–	continued delivery of efficiency programmes throughout the business

–	improved inventory management

–	settlement relating to NPWT technology acquisition (60 basis points)

•	EPSA increased 12% to 73.6¢

•	Strong cash generation, net debt now below $500 million (2009 year end net debt $943 million)

•	Investment in growth opportunities:

–	innovation and compelling clinical data driving outperformance

–	NPWT making significant progress

–	emerging markets continue to grow strongly

Commenting on the fourth quarter, David Illingworth, Chief Executive of Smith & Nephew, said:

“We had a strong finish to 2010, continuing the momentum seen in the previous quarter.

Four years ago we set ourselves the goal of significantly improving the efficiency of our business. Despite the economic challenges, we have achieved that goal. Not only that, but Smith & Nephew is outperforming the market in the majority of its business segments and we have built a culture of sustainably generating efficiency gains to fund our investments for growth.

The long term growth drivers underpinning our industry - including demographics, emerging markets and patients’ desire to return to an active life – remain strong. Looking forward, our strategic pillars for delivering shareholder value remain unchanged. Simply put, by giving our customers the right product, at the right time, with the right value proposition, we will continue to deliver long term growth.”

Analyst presentation and conference call

An analyst presentation and conference call to discuss Smith & Nephew’s fourth quarter and preliminary results will be held at 9:00am GMT/5:00am EST today, 10 February. This will be broadcast live on the company’s website and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q410. A podcast will also be available at the same address. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0) 20 7806 1953 (passcode 6202467) in the UK or +1 (212) 444 0412 (passcode 6202467) in the US. Analysts should contact Jennifer Watson on +44 (0) 20 7960 2255 or by email at jennifer.watson@smith-nephew.com for conference details.

Notes

1	Unless otherwise specified as ‘reported’ or ‘average daily sales (ADS)’, all revenue increases/decreases throughout this document are underlying increases/decreases after adjusting for the effects of currency translation. See note 3 to the financial statements for a reconciliation of these measures to results reported under IFRS.

2	A reconciliation from operating profit to trading profit is given in note 4 to the financial statements. The underlying increase in trading profit is the increase in trading profit after adjusting for the effects of currency translation.

3	Adjusted earnings per ordinary share (‘EPSA’) growth is as reported, not underlying, and is stated before restructuring and rationalisation costs, acquisition related costs, amortisation and impairment of acquisition intangibles and taxation thereon. See note 2 to the financial statements.

4	All numbers given are for the quarter ended 31 December 2010 unless stated otherwise.

5	References to market growth rates are estimates generated by Smith & Nephew based on a variety of sources.

Enquiries

Investors
Liz Hewitt	+44 (0) 20 7401 7646
Phil Cowdy
Smith & Nephew

Media
Jon Coles	+44 (0) 20 7404 5959
Justine Mcllroy
Brunswick

Fourth Quarter Results

Smith & Nephew delivered a strong finish to the year with the majority of its businesses outperforming their respective markets. Our momentum continued the strong trends achieved in the previous quarter, particularly in our global knee, Trauma, sports medicine repair and Negative Pressure Wound Therapy (‘NPWT’) franchises.

In order to assist making appropriate comparisons against market growth we are providing estimated average daily sales rates (‘ADS’) to adjust for the impact of four less trading days this quarter compared to last year. At a Group level the estimated impact on revenue growth is 5%, for Orthopaedics and Endoscopy it is 6% and for Advanced Wound Management 3%.

We generated revenues of $1,067 million, compared to $1,066 million in the same period last year. This represents growth of 5% ADS (0% underlying), with no currency adjustment this quarter.

Trading profit in the quarter was $278 million, representing underlying growth of 9%. The Group trading profit margin increased by 220 basis points to 26.0%, including an 830 basis points improvement in the Advanced Wound Management margin.

The net interest charge was $5 million.

The tax charge for the quarter was 28.6%, giving an effective rate for the full year of 30.8% on profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles. Adjusted attributable profit of $192 million is before these items and taxation thereon.

Adjusted earnings per share was 21.6¢ (108.0¢ per American Depositary Share) compared to 20.3¢ last year. The 2009 comparable period benefited from a lower tax charge (25.0% effective rate) due to the favourable resolution of certain issues. Basic earnings per share was 20.5¢ (102.5¢ per American Depositary Share) compared with 14.5¢ in 2009.

Trading cash flow (defined as cash generated from operations less capital expenditure, but before acquisition related costs and restructuring and rationalisation costs) was $222 million in the quarter, reflecting a trading profit to cash conversion ratio of 80%. Our strong cashflow position again benefited from the on-going progress on improving inventory management in Orthopaedics. As a consequence, net debt decreased in the quarter to $492 million.

Orthopaedics

Orthopaedics (consisting of Reconstruction, Trauma and Clinical Therapies) revenues grew by 5% ADS (-1% underlying) in the quarter to $584 million.

Geographically, Orthopaedics underlying revenue growth was -1% in the US, -4% in Europe and grew by 3% in the rest of the world. European markets continue to be impacted by the ongoing austerity programmes in most countries.

Like-for-like pricing trends in Orthopaedic Reconstruction and Trauma remained similar to the previous quarter and we are working with our customers to manage the economic pressures on global healthcare systems. We continue to benefit from mix, which is broadly offsetting the small like-for-like price reduction.

Orthopaedic Reconstruction revenues grew by 5% ADS (-1% underlying) and on this basis we outperformed the global market growth rate, which we estimate was 2%, in line with the previous quarter. In the US, our Reconstruction business grew by 2% underlying. In Europe, revenue growth was -3% underlying, while rest of the world benefited from another strong performance in the emerging markets.

Our global knee franchise grew 10% ADS (4% underlying, including 9% underlying growth in the US), and global hips grew by 1% ADS (-5% underlying). Our market leading knee performance was driven by our FDA-approved 30-year wear claim for our VERILAST¯ bearing technology for knee replacement and our VISIONAIRE¯ Patient Matched Instrumentation sets. We are continuing our successful marketing programmes and increasing instrument set availability outside of the US. In hips, we are reinforcing the strong clinical data for BIRMINGHAM HIP¯ Resurfacing System and refining our marketing programmes. The benefits of using VERILAST bearing surface in hips has been reinforced by the recent Australian Registry data which, for the first time, provided separate, positive, data for ceramicised hip bearing surfaces.

Orthopaedic Trauma revenues grew by 10% ADS (4% underlying) to $116 million, which on this basis represents our strongest global performance for more than 3 years and including the fourth consecutive quarter of improved performance in the US. Our emerging markets and Japanese business had a strong finish to the year. Our SURESHOT¯ Distal Targeting System launched earlier this year is now having a demonstrable benefit on our nail sales, particularly TRIGEN META-NAIL¯ Tibial Nail System.

Clinical Therapies revenues were $57 million, compared to $65 million in the comparable period. EXOGEN¯ Ultrasound Bone Healing System and DUROLANE® hyaluronic acid continued to deliver strong growth.

The Orthopaedics trading profit margin increased by 130 basis points to 25.2%, benefiting from its efficiency programmes and improving inventory management.

Endoscopy

Endoscopy revenues grew by 6% ADS (0% underlying) to $232 million.

Geographically, underlying revenue growth was -4% in the US, Europe was -3% and the rest of the world grew by 14%, with another very strong performance in emerging markets.

Our Arthroscopy (sports medicine) business segment grew by 8% ADS (2% underlying). The revenue growth trends in our repair products and resection franchises were consistent with the last few quarters. This reflects our on-going programmes of accelerating the introduction of innovative new products, providing world class medical education for surgeons and sales force training. Visualisation revenues declined, as we expected, -6% ADS (-12% underlying) and now represent only 13% of total Endoscopy revenues.

Trading profit margin for Endoscopy was 26.3%, compared to the comparable quarter of 28.2%. This reflects the increased investment in product development and in the sales force, particularly in the US, as highlighted in previous announcements.

Advanced Wound Management

Advanced Wound Management revenues grew by 7% ADS (4% underlying) to $251 million, outperforming the estimated global market growth rate of 3%.

European underlying revenue growth was -1%, as the softening in market conditions continued, particularly in those countries most impacted by government austerity measures. We plan to launch various new products, and step up targeted investments in sales force and marketing, to meet these challenges. US revenues grew by 17% underlying, benefiting from our improving position in the NPWT market and some distributor stocking ahead of price increases. The rest of the world grew by 5%, with Japan and the emerging markets repeating the previous quarter’s strong growth.

Exudate Management grew by 1% ADS (-2% underlying) and Infection Management sales were -2% ADS (-5% underlying), mainly due to European austerity measures impacting our silver dressings. We continue to reinforce the clinical and economic benefits of our advanced portfolio.

NPWT achieved strong revenue growth in all geographies and has an annual revenue run-rate of over $100 million. We are focused on continuing to provide customer choice and on launching new products during 2011.

Advanced Wound Management delivered 830 basis points of improvement in trading profit margin increasing it to 27.5%, benefiting from increased productivity and efficiency gains in our operations. The comparable period was impacted by significant NPWT investment.

Full Year Results

Smith & Nephew delivered revenues of $3,962 million, an underlying increase of 4% compared to last year, after adjusting for beneficial currency movements of 1%. All of our global business units reported underlying revenue growth. Trading profit increased by 11% to $969 million. These results were a significant achievement in challenging market conditions.

Orthopaedics achieved annual revenues of $2,195 million and grew by 2%, with Orthopaedic Reconstruction growing by 3%, Orthopaedic Trauma 3% and Clinical Therapies down 5%.

In Orthopaedic Reconstruction the year has been marked in particular by the economic environment and the strength of our knee franchise. There has continued to be pressure from the challenging environment on higher specification and early intervention hip and knee implant systems. Nevertheless, our knee franchise outperformed the market as our LEGION¯ Knee System delivered strong growth. This was driven by the FDA clearance to claim that VERILAST bearing technology for knee replacement provides wear performance sufficient for 30 years of actual use under typical conditions and by our VISIONAIRE Patient Matched Instrumentation sets. In our hip franchise both our traditional and new products have continued to perform well, led by our R3¯ Acetabular System. Sales of our BIRMINGHAM HIP Resurfacing System have been weaker, but we are confident that our programme of reinforcing the superior clinical data with surgeons and patients will be effective.

Our Orthopaedic Trauma business improved consistently throughout the year as the management actions to provide additional support and training to the sales force were successful. These actions were supported by the introduction of new products.

In Clinical Therapies, EXOGEN Ultrasound Bone Healing System achieved double digit revenue growth for the year. Our joint fluid therapies franchise continues to perform well despite the increased competitive environment in the US. Early in 2010 we sold our niche pain management business and terminated our small spine distribution business in Germany, which reduced our Orthopaedics revenue growth by about 1%.

Endoscopy revenues grew 7% to $855 million. Arthroscopy (sports medicine) grew by 9%, driven by another year of double digit growth from our sports medicine repair segment. Our resection franchise benefited from the introduction of a new range of radiofrequency ablation probes early in the year. Visualisation sales fell by 9% which reflects our strategy to focus on those capital items which are closely aligned with our core sports medicine business. In April 2010 we opened our new Surgical Skills Centre in York, UK, providing our customers with another world class training facility.

Advanced Wound Management delivered revenues of $912 million, an increase of 7%, ahead of the market growth of 4%. A significant portion of the growth came from our NPWT product range, where we have continued to expand our product range and offer customers a wide range of clinical and financing options. This, and our continued success in patent litigation, continues to strengthen our position. Our Exudate and Infection Management franchises continue to benefit from new products and line extensions.

Reported Group trading profit for the year was up 11% on an underlying basis to $969 million, with trading profit margin improving by 180 basis points to 24.5%. The settlement in the first quarter of 2010 with the vendors of BlueSky Medical Group, Inc, regarding legal expenses incurred in defending our NPWT intellectual property position, increased the Group trading profit by $25 million (60 basis points). The Group has continued to deliver on its efficiency commitments and programmes, including our new Advanced Wound Management manufacturing facility in China and improved inventory management in Orthopaedics.

The net interest charge was $15 million. The tax charge of $280 million reflects an effective rate for the year of 30.8%. Adjusted attributable profit was $654 million and attributable profit was $615 million.

EPSA rose by 12% to 73.6¢ (368.0¢ per American Depositary Share) compared with 65.6¢ last year. Reported basic earnings per share was 69.3¢ (346.5¢ per American Depositary Share) compared with 53.4¢ in 2009.

We again achieved a strong trading cash flow of $825 million (trading cash flow is defined as cash generated from operations less capital expenditure but before acquisition related costs and restructuring and rationalisation costs). This is a trading profit to cash conversation ratio of 85% compared with 90% in 2009. We have reduced our net borrowings by $451 million during the year to $492 million at the year end. In late 2010 we renewed our principal loan facilities replacing them with a $1 billion 5-year multicurrency revolving facility.

Outlook

Our Group has delivered another strong performance, with the majority of our businesses outperforming their respective markets. The current market challenges are well understood. We are meeting them by supplying innovative products which offer clinical and cost benefit for our customers and continuing to execute efficiency programmes across our businesses. The long-term growth drivers underpinning our industry - including demographics, emerging markets and patients desire to return to an active life – remain strong.

During 2011, we expect Orthopaedic Reconstruction to grow at above the market rate, as the momentum in our knee franchise looks set to continue. In Orthopaedic Trauma we made substantial improvements in 2010 and we are committed to sustaining this performance. In Endoscopy we expect to achieve above market growth in Arthroscopy (sports medicine), driven by the repair product segment. In Advanced Wound Management we believe we will continue to grow at above the market rate.

We made further trading margin progress during 2010, achieving a trading profit margin of 23.9% (before the benefit of the BlueSky settlement), and continue to see many areas in our businesses which offer further efficiencies. We also see an increasing number of investment opportunities to drive top line growth, both geographically and in new products. We are taking advantage of these opportunities and anticipate that in the short to medium term the cost of these investments will broadly match our further efficiency savings.

We have a clear, balanced, plan for the future. These are the same strategic pillars which have maintained growth and investment during the recent global cyclical downturn, while delivering significant margin improvement. Simply put, by giving our customers the right product, at the right time with the right value proposition, we will continue to deliver long term growth.

About Us

Smith & Nephew is a global medical technology business with global leadership positions in Orthopaedics; including Reconstruction, Trauma and Clinical Therapies; Endoscopy; including Sports Medicine; and Advanced Wound Management. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company has distribution channels, purchasing agents and buying entities in over 90 countries worldwide. Annual sales in 2010 were $4.0 billion.

Forward-Looking Statements

This document contains certain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses; and numerous other matters that affect us or our markets, including those of a political, economic, business or competitive nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

¯ Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

DUROLANE® is a trademark of Q-Med AB.

SMITH & NEPHEW plc

2010 QUARTER FOUR AND FULL YEAR RESULTS

Unaudited Group Income Statement for the 3 months and year ended 31 December 2010

3 Months 2009 $m	3 Months 2010 $m		Notes	Year Ended 2010 $m	Year Ended 2009 $m
1,066	1,067	Revenue	3	3,962	3,772
(301)	(285)	Cost of goods sold		(1,031)	(1,030)

765	782	Gross profit		2,931	2,742
(529)	(476)	Selling, general and administrative expenses		(1,860)	(1,864)
(47)	(39)	Research and development expenses		(151)	(155)

189	267	Operating profit	4	920	723
1	1	Interest receivable		3	2
(11)	(6)	Interest payable		(18)	(42)
(5)	(4)	Other finance costs		(10)	(15)
1	—	Share of results of associates		—	2

175	258	Profit before taxation		895	670
(47)	(76)	Taxation	8	(280)	(198)

128	182	Attributable profit (A)		615	472

		Earnings per share (A)	2
14.5 ¢	20.5 ¢	Basic		69.3 ¢	53.4 ¢
14.5 ¢	20.5 ¢	Diluted		69.2 ¢	53.3 ¢

Unaudited Group Statement of Comprehensive Income for the 3 months and year ended 31 December 2010

3 Months 2009 $m	3 Months 2010 $m			Year Ended 2010 $m	Year Ended 2009 $m
128	182	Attributable profit (A)		615	472
		Other comprehensive income:
(9)	20	Translation adjustments		52	60
16	2	Net gains on cash flow hedges		1	2
34	114	Actuarial gains on defined benefit pension plans		26	41
(16)	(35)	Taxation on items taken directly to equity		(7)	(12)

25	101	Other comprehensive income for the period, net of tax		72	91

153	283	Total comprehensive income for the period (A)		687	563

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2010 QUARTER FOUR AND FULL YEAR RESULTS (continued)

Unaudited Group Balance Sheet as at 31 December 2010

	31 Dec 2010 $m	31 Dec 2009 $m
ASSETS
Non-current assets
Property, plant and equipment	787	753
Goodwill	1,101	1,093
Intangible assets	426	412
Other financial assets	28	7
Investment in associates	13	13
Deferred tax assets	224	202

	2,579	2,480
Current assets
Inventories	923	933
Trade and other receivables	1,024	946
Cash and bank	207	192

	2,154	2,071
Assets held for sale	—	14

TOTAL ASSETS	4,733	4,565

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent:
Share capital	191	190
Share premium	396	382
Treasury shares	(778)	(794)
Other reserves	116	63
Retained earnings	2,848	2,338

Total equity	2,773	2,179

Non-current liabilities
Long-term borrowings	642	1,090
Retirement benefit obligations	262	322
Other payables due after one year	—	27
Provisions due after one year	73	53
Deferred tax liabilities	69	31

	1,046	1,523
Current liabilities
Bank overdrafts and loans due within one year	57	45
Trade and other payables due within one year	617	596
Provisions due within one year	37	55
Current tax payable	203	167

	914	863

Total liabilities	1,960	2,386

TOTAL EQUITY AND LIABILITIES	4,733	4,565

SMITH & NEPHEW plc

2010 QUARTER FOUR AND FULL YEAR RESULTS (continued)

Unaudited Condensed Group Cash Flow Statement for the 3 months and year ended 31 December 2010

3 Months 2009 $m	3 Months 2010 $m		Year Ended 2010 $m	Year Ended 2009 $m
		Net cash inflow from operating activities
175	258	Profit before taxation	895	670
10	5	Net interest payable	15	40
111	86	Depreciation, amortisation and impairment	288	312
3	4	Share based payment expense	21	18
(1)	—	Share of results of associates	—	(2)
84	(30)	Movement in working capital and provisions	(108)	(8)

382	323	Cash generated from operations (B)	1,111	1,030
(10)	(5)	Net interest paid	(17)	(41)
(66)	(61)	Income taxes paid	(235)	(270)

306	257	Net cash inflow from operating activities	859	719

		Cash flows from investing activities
(25)	—	Acquisitions	—	(25)
—	—	Cash received from Plus settlement	—	137
(117)	(107)	Capital expenditure	(315)	(318)
—	—	Cash received on disposal of fixed assets	8	—

(142)	(107)	Net cash used in investing activities	(307)	(206)

164	150	Cash flow before financing activities	552	513

		Cash flows from financing activities
5	7	Proceeds from issue of ordinary share capital	15	7
7	2	Proceeds from own shares	8	10
—	—	Purchase of own shares	(5)	—
(48)	(53)	Equity dividends paid	(132)	(120)
(144)	(383)	Cash movements in borrowings	(420)	(354)
(5)	(1)	Settlement of currency swaps	(3)	(12)

(185)	(428)	Net cash used in financing activities	(537)	(469)

(21)	(278)	Net increase/(decrease) in cash and cash equivalents	15	44
198	478	Cash and cash equivalents at beginning of period	174	122
(3)	(5)	Exchange adjustments	6	8

174	195	Cash and cash equivalents at end of period (C)	195	174

B	Including cash outflows in the year ended 31 December 2010 of $16 million (2009 – $32 million) relating to restructuring and rationalisation costs and $nil million (2009 – $22 million) relating to acquisition costs.

Including cash outflows in the three month period to 31 December 2010 of $4 million (2009 – $12 million) relating to restructuring and rationalisation costs and $nil million (2009 – $6 million) relating to acquisition costs.

C	Cash and cash equivalents at the year ended 31 December 2010 are net of overdrafts of $12 million (2009 – $18 million).

SMITH & NEPHEW plc

2010 QUARTER FOUR AND FULL YEAR RESULTS (continued)

Unaudited Group Statement of Changes in Equity for the year ended 31 December 2010

	Share capital $m	Share premium $m	Treasury shares* $m	Other reserves $m	Retained earnings $m	Total equity $m
At 1 January 2010 (audited)	190	382	(794)	63	2,338	2,179
Total comprehensive income (A)	—	—	—	53	634	687
Equity dividends paid/accrued	—	—	—	—	(132)	(132)
Purchase of own shares	—	—	(5)	—	—	(5)
Share based payment recognised	—	—	—	—	21	21
Deferred tax on share based payment	—	—	—	—	—	—
Cost of shares transferred to beneficiaries	—	—	21	—	(13)	8
Issue of ordinary share capital	1	14	—	—	—	15

At 31 December 2010	191	396	(778)	116	2,848	2,773

	Share capital $m	Share premium $m	Treasury shares* $m	Other reserves $m	Retained earnings $m	Total equity $m
At 1 January 2009 (audited)	190	375	(823)	1	1,956	1,699
Total comprehensive income (A)	—	—	—	62	501	563
Equity dividends paid/accrued	—	—	—	—	(120)	(120)
Share based payment recognised	—	—	—	—	18	18
Deferred tax on share based payment	—	—	—	—	2	2
Cost of shares transferred to beneficiaries	—	—	29	—	(19)	10
Issue of ordinary share capital	—	7	—	—	—	7

At 31 December 2009 (audited)	190	382	(794)	63	2,338	2,179

*	Treasury shares include shares held by the Smith & Nephew Employees’ Share Trust.

SMITH & NEPHEW plc

2010 QUARTER FOUR AND FULL YEAR RESULTS (continued)

NOTES

1.	There have been no significant changes in accounting policies from those set out in Smith & Nephew plc’s 2009 Annual Report. From 2010, the Group has adopted IFRS 3 (Revised) Business Combinations and IAS 27 (Revised) Consolidated and Separate Financial Statements. These statements are being applied prospectively and have no impact on the current presentation or disclosure of information, and therefore no comparative amounts require restatement. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The directors believe that the Group is well placed to manage its business risk successfully. The directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing the interim financial statements.

The financial information contained in this document does not constitute statutory accounts as defined in section 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion and did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2009, which have been delivered to the Registrar of Companies. The financial information for the year ended 31 December 2010 has been extracted from the Group’s unaudited financial statements which will be delivered to the registrar of Companies in due course.

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 888 million (2009 – 884 million). The diluted weighted average number of ordinary shares in issue is 889 million (2009 – 885 million).

3 Months 2009 $m	3 Months 2010 $m		Notes	Year Ended 2010 $m	Year Ended 2009 $m
128	182	Attributable profit		615	472
		Adjustments:
13	2	Restructuring and rationalisation costs	6	15	42
11	—	Acquisition related costs	7	—	26
41	9	Amortisation of acquisition intangibles and impairments		34	66
(13)	(1)	Taxation on excluded items	8	(10)	(26)

180	192	Adjusted attributable profit		654	580

20.3¢	21.6¢	Adjusted earnings per share		73.6¢	65.6¢
20.3¢	21.6¢	Adjusted diluted earnings per share		73.6¢	65.5¢

SMITH & NEPHEW plc

2010 QUARTER FOUR AND FULL YEAR RESULTS (continued)

3.	Revenue by segment for the three months and year ended 31 December 2010 was as follows:

3 Months 2009 $m	3 Months 2010 $m		Year Ended 2010 $m	Year Ended 2009 $m	Underlying growth in revenue %
					3 Months	Year Ended
		Revenue by business segment
593	584	Orthopaedics	2,195	2,135	(1)	2
230	232	Endoscopy	855	791	—	7
243	251	Advanced Wound Management	912	846	4	7

1,066	1,067		3,962	3,772	—	4

		Revenue by geographic market
458	459	United States	1,707	1,664	—	3
381	350	Europe (D)	1,315	1,313	(3)	3
227	258	Africa, Asia, Australasia and Other America	940	795	6	8

1,066	1,067		3,962	3,772	—	4

D	Includes United Kingdom twelve months revenue of $283 million (2009 – $286 million) and three months revenue of $74 million (2009 – $83 million).

Underlying revenue growth by business segment is calculated by eliminating the effects of translational currency. Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue %	Constant currency exchange effect %	Underlying growth in revenue %
Year ended
Orthopaedics	3	(1)	2
Endoscopy	8	(1)	7
Advanced Wound Management	8	(1)	7

	5	(1)	4

3 Months
Orthopaedics	(2)	1	(1)
Endoscopy	1	(1)	—
Advanced Wound Management	3	1	4

	—	—	—

SMITH & NEPHEW plc

2010 QUARTER FOUR AND FULL YEAR RESULTS (continued)

4.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

3 Months 2009 $m	3 Months 2010 $m		Notes	Year Ended 2010 $m	Year Ended 2009 $m
189	267	Operating profit		920	723
13	2	Restructuring and rationalisation costs	6	15	42
11	—	Acquisition related costs	7	—	26
41	9	Amortisation of acquisition intangibles and impairments		34	66

254	278	Trading profit		969	857

Operating and trading profit by segment for the three months and year ended 31 December 2010 were as follows:
		Operating Profit by business segment
97	138	Orthopaedics		503	410
51	62	Endoscopy		197	169
41	67	Advanced Wound Management		220	144

189	267			920	723

		Trading Profit by business segment
142	147	Orthopaedics		536	508
65	62	Endoscopy		200	189
47	69	Advanced Wound Management		233	160

254	278			969	857

5.	Total assets by business segment as at 31 December 2010 were as follows:

	31 Dec 2010 $m	31 Dec 2009 $m
Orthopaedics	2,778	2,656
Endoscopy	769	705
Advanced Wound Management	755	810

Operating assets by business segment	4,302	4,171
Unallocated corporate assets (E)	431	394

Total assets	4,733	4,565

E	Consisting of deferred tax assets and cash at bank.

6.	Restructuring and rationalisation costs of $15 million (2009 – $42 million) were incurred in the twelve month period to 31 December 2010. The charge in the three month period to 31 December 2010 was $2 million (2009 – $13 million). These relate to the earnings improvement programme and mainly comprise of costs associated with the rationalisation of operational sites.

SMITH & NEPHEW plc

2010 QUARTER FOUR AND FULL YEAR RESULTS (continued)

7.	During the three and twelve month period ended 31 December 2010, no acquisition costs were incurred. In 2009, $11 million and $26 million of costs were incurred in the three and twelve month period respectively to 31 December 2009 in relation to the integration of the Plus business.

8.	Taxation of $290 million (2009 – $224 million) for the year on the profit before restructuring and rationalisation costs, acquisition related costs and amortisation and impairment of acquisition intangibles is at the full year effective rate. In 2010, a taxation benefit of $10 million (2009 – $26 million) arose on restructuring and rationalisation costs, acquisition related costs and amortisation and impairment of acquisition intangibles. Of the $280 million (2009 – $198 million) taxation charge for the year, $233 million (2009 – $174 million) relates to overseas taxation. In 2010, the substantively enacted UK tax rate for periods starting on or after 1 April 2011 was reduced from 28% to 27%. The deferred tax impact of this change results in a credit to the effective tax rate of $2m for the year ended 31 December 2010.

9.	The first interim dividend of 2010 of 6.00 US cents per ordinary share was declared by the Board on 4 August 2010. This was paid on the 2 November 2010 to shareholders whose names appeared on the register at the close of business 15 October 2010. The sterling equivalent was set at 3.81 pence per ordinary share.

A final dividend for 2010 of 9.82 US cents per ordinary share has been proposed by the Board and will be payable on 19 May 2011 to shareholders whose names appeared on the register at the close of business on 3 May 2011. The sterling equivalent per ordinary share will be set following the record date.

10.	Net debt as at 31 December 2010 comprises:

	Year Ended 2010 $m	Year Ended 2009 $m
Cash and bank	207	192
Long-term borrowings	(642)	(1,090)
Bank overdrafts and loans due within one year	(57)	(45)

	(492)	(943)

The movements in the period were as follows:
Opening net debt as at 1 January	(943)	(1,332)
Cash flow before financing activities	552	513
Proceeds from issue of ordinary share capital	15	7
Proceeds from own shares	8	10
Purchase of own shares	(5)	—
Equity dividends paid	(132)	(120)
Exchange adjustments	13	(21)

Closing net debt	(492)	(943)